SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 3
to
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Ford Motor Company
(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.25% SENIOR CONVERTIBLE NOTES DUE DECEMBER 15, 2036
(Title of Class of Securities)

345370CF5
(CUSIP Number of Class of Securities)

Peter J. Sherry, Jr., Esq.
Associate General Counsel and Secretary
Ford Motor Company
One American Road
Dearborn, Michigan 48126
(313) 322-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Michael Kaplan, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Lisa L. Jacobs, Esq. Shearman &Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)(3)
$1,109,967,726	$43,621.74
(1)
Estimated solely for purpose of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934. Calculated by multiplying (i) $22.73, the average of the bid and asked price per $100 principal amount of the 4.25% Senior Convertible Notes due December 15, 2036 in secondary market transactions on February 27, 2009, and (ii) the quotient of (x) $4,883,272,000, the aggregate principal amount at maturity of convertible notes which are sought for exchange, and (y) $100.

(2)	The amount of Filing Fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by .0000393.

(3)	Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment Number Three to the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2009, as amended by Amendment Number One to the Schedule TO filed with the SEC on March 13, 2009, and as further amended by Amendment Number Two to the Schedule TO filed with the SEC on April 6, 2009, is being filed by Ford Motor Company, a Delaware corporation (“Ford” or the “Company”), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended, in connection with an offer (the “Exchange Offer”) by Ford to exchange, for each $1,000 principal amount of the Company’s 4.25% Senior Convertible Notes due December 15, 2036 (the “Convertible Notes”):  (i) 108.6957 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”); (ii) $80.00 in cash; and (iii) accrued and unpaid interest to, but excluding, the Exchange Date (as defined below), which is expected to be approximately $13.34, payable in cash. Ford sought to exchange any and all outstanding Convertible Notes in the Exchange Offer.

The Exchange Offer commenced on March 4, 2009, expired at 9:00 a.m., New York City time, on April 3, 2009 (the “Exchange Date”) and was settled on April 8, 2009 (the “Settlement Date”).

The Exchange Offer was made upon the terms and subject to the conditions described in the offering circular dated March 4, 2009, as amended on March 13, 2009 (the “Offering Circular”) and the accompanying Letter of Transmittal. The Offering Circular and the accompanying Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, hereto.

This Amendment Number Three is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rules 13e-4(c)(4) and 14d-3(b)(2) promulgated under the Securities Exchange Act of 1934, as amended. Except as specifically amended by this Amendment Number Three, the Schedule TO remains in full force and effect.

Item 4.  Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and restated by deleting the information contained therein and inserting the following:

(a) The information set forth in the Offering Circular in the sections entitled “Summary,” “Questions and Answers About the Exchange Offer,” “Terms of the Exchange Offer,” “Description of Ford Capital Stock,” “Comparison of Rights of Holders of Convertible Notes and Holders of Ford Common Stock” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

The Exchange Offer expired on the Exchange Date.  On April 6, 2009, Ford accepted for conversion all Convertible Notes that were validly tendered and not withdrawn as of the Exchange Date.  Based on a final count by Computershare, Inc., the exchange agent for the Exchange Offer (the “Exchange Agent”), $4,304,763,000 aggregate principal amount of Convertible Notes, representing approximately 88.15% of the issued and outstanding Convertible Notes, were tendered and accepted for conversion.  This resulted in Ford’s issuing 467,909,227 shares of Common Stock and making cash payments of $401,807,775.80 (including $57,426,734 in accrued and unpaid interest and $1.80 in lieu of fractional shares).  Delivery of the shares of Common Stock and the cash payment amounts in exchange for accepted Convertible Notes was made by the Exchange Agent on the Settlement Date.  After settlement of the Exchange Offer, $578,509,000 aggregate principal amount of Convertible Notes remain outstanding.  The information contained in Exhibits (a)(5)(ii) and (a)(5)(iii) is incorporated herein by reference.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and restated by deleting the information contained therein and inserting the following:

The following are attached as exhibits to this Schedule TO:

(a)(1)(i)	Offering Circular, dated March 13, 2009.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to DTC Participants.*

(a)(1)(iv)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(5)(i)	Press Release, dated March 4, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2009).

(a)(5)(ii)	Press Release, dated April 6, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2009).

(a)(5)(iii)	Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 8, 2009.

(b)	None.

(d)	None.

(g)	None.

(h)	None.

 * Previously filed.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORD MOTOR COMPANY

By:	/s/ David M. Brandi
	Name:	David M. Brandi
	Title:	Assistant Treasurer

Date: April 8, 2009

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offering Circular, dated March 13, 2009.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to DTC Participants.*

(a)(1)(iv)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(5)(i)	Press Release, dated March 4, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2009).

(a)(5)(ii)	Press Release, dated April 6, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2009).

(a)(5)(iii)	Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 8, 2009.

(b)	None.

(d)	None.

(g)	None.

(h)	None.

*  Previously filed.